NEWS RELEASE

SHAW FILES YEAR-END DISCLOSURE DOCUMENTS

Calgary, Alberta (November 29, 2013) – Shaw Communications Inc. (“Shaw”) announced today the filing with Canadian securities regulators of its 2013 audited annual consolidated financial statements, related management’s discussion and analysis and 2013 annual information form and the filing with the U.S. Securities and Exchange Commission of its 2013 annual report on Form 40-F which includes the Canadian filings.

These documents are available on Shaw’s profile on the Canadian Securities Administrators’ website (www.sedar.com). The Form 40-F is available on the U.S. Securities and Exchange Commission’s website (www.sec.gov). Any shareholder wishing to receive a printed copy of the 2013 audited annual consolidated financial statements and related management’s discussion and analysis may request one by e-mail to investor.relations@sjrb.ca.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca